UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 FORM 12b-25

                        NOTIFICATION OF LATE FILING

                        SEC FILE NUMBER: 333-127915


[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form 10-D
                      [ ] Form N-SAR   [ ] Form N-CSR


For Period Ended:  April 30, 2008

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form NSAR


For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


Part I-Registrant Information


Full name of Registrant: Vital Products, Inc.

Former name if Applicable:

Address of Principal
Executive Office ( Street and Number ): 35 Adesso Road

City, State and Zip Code: Concord, Ontario, Canada L4K 3C7


Part II-Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III-Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

The Registrant requires additional time to complete the auditor's review of the Registrant's financial statements in order to complete the 10-QSB prior to filing. The Registrant expects to file its Form 10-QSB within five calendar days of the prescribed due date.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

Michael Levine              905                      738-5216
    (Name)              (Area Code)            (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

    [X] Yes   [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [ ] Yes   [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              Vital Products, Inc.

                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 16, 2008     By: /s/ Michael Levine
                        -----------------------
                        Michael Levine
                        Chief Executive Officer


                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal
                  Criminal Violations (See 18 U.S.C. 1001).
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